Exhibit 99.1

Notice to Registered Shareholders

March 22, 2018

Dear Class A Voting Shareholders of Rogers Communications Inc.,

Re:	Notice of Change of Internet Proxy Voting Information

This notice is to advise Registered Shareholders of Rogers Communications Inc., Class A Voting Shares that there has been a recent change in the Proxy Voting Information provided in the material you would have already received. The material refers to an Internet Proxy Voting option for submitting your votes. This option is not available for this meeting.

Alternative voting options are:

By Telephone

To vote your shares by telephone dial 1-888-489-7352 toll free in Canada and United States with a touch-tone phone, follow the voice instructions and use the control number printed on your proxy form.

By Mail

Complete the proxy form included in your meeting package. Mail the completed proxy to:

AST Trust Company (Canada),

Attention: Proxy Department,

P.O. Box 721, Agincourt, Ontario, M1S 0A1.

By Email

Complete the proxy form included in your meeting package, scan both sides and e-mail to proxyvote@astfinancial.com

By Facsimile

Complete the proxy form included in your meeting package and fax both sides to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111.

We apologize for any inconvenience and thank you for your understanding.

Yours sincerely,

AST Trust Company (Canada)